Organigram Announces Application to List on NASDAQ

MONCTON, April 26, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, announced today that it has applied to list its common shares on the NASDAQ Global Select Market (“NASDAQ”).

In advance of anticipated listing on the NASDAQ, Organigram will file a Form 40-F Registration Statement with the United States Securities and Exchange Commission. The listing of the Company’s common shares on the NASDAQ remains subject to the approval of the NASDAQ and the satisfaction of all applicable listing and regulatory requirements. The Company will continue to maintain the listing of its common shares on the TSX Venture Exchange under the symbol “OGI”.

In connection with filing the Form 40-F, the Company has refiled its annual financial statements for the fiscal years ended 2017 and 2018 to include statements in the audit report of the Company’s independent registered public accounting firm to clarify that the consolidated financial statements have been filed in accordance with International Financial Reporting Standards “as issued by the International Accounting Standards Board”. This change is being made to comply with the requirements of the United States Securities and Exchange Commission. No other substantive changes are being made to the consolidated financial statements.

“As a management team we are seeing increased interest from investors in the U.S. and internationally and believe that having a listing on the NASDAQ will facilitate trading” says Paolo De Luca, Chief Financial Officer of Organigram. “In addition, based on precedents in the cannabis space, we expect trading volumes to increase which should result in increased liquidity for all investors”.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the timing, receipt of regulatory approval for, and listing of the Company’s common shares on a U.S. stock exchange, the filing of a Form 40-F Registration Statement as well as statements relating to any future trading liquidity, volumes or shareholder base. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with the receipt of all regulatory approvals for listing of the Company’s common shares on a U.S. stock exchange, and such risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media enquiries, please contact:

Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653